Correspondence

LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
gaa@agronlaw.com

January 31, 2011

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

RE:	PhotoAmigo, Inc.; Form 10-K For the fiscal year end July 31, 2011 File Number 00054439

Attn:           Kathleen Collins, Division of Corporation Finance

Dear Ms. Collins:

In response to the Staff’s letter to us dated January 25, 2012, in connection with the Staff’s comments to Item 9(A) of the subject 10-K, please be advised as follows:

1.  We have amended Item 9A of Form 10-K in response to the Staff’s three bullet point comments.  We point out, among other things, that we do not believe our internal controls and procedures are adequate, nor do we believe that our internal control over financial reporting is adequate.  Our conclusion is based upon the fact that our initial filing of our Form 10-K was materially deficient with respect to Item 9A, thereby rendering the Company not timely in the filing of its 1934 Exchange Act reports.  Moreover, we point out therein that our Company has only one employee (our chief executive officer and chief financial officer), and this lack of other employees does not allow us to maintain such effective controls and procedures.

If you have any questions with regard to the above, please do not hesitate to get in contact with me.

Very truly yours,

/s/ Gary A. Agron
Gary A. Agron

GAA/jp